June 29, 2005

FOIA Confidential Treatment Request

Via facsimile and U.S. mail

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 4-5
Washington, D.C. 20549

Attention: H. Roger Schwall

Re:	Pioneer Natural Resources Company Form 10-K, Filed February 22, 2005 File No. 1-13245

Dear Mr. Schwall:

     I am writing pursuant to our telephone conversation with Mr. Ron Winfrey and yourself on June 6, 2005 with respect to our December 31, 2004 Form 10-K to further clarify proposed disclosures relative to comment 4 in your comment letter dated March 29, 2005 (the “Comment Letter”), addressed to Richard P. Dealy, Executive Vice President and Chief Financial Officer of Pioneer Natural Resources Company (“Pioneer” or the “Company”). We also have provided a supplemental table of differences between the Company’s estimate of its proved reserves and the present values of such reserves and Netherland, Sewell & Associates’ (“NSAI”) independent estimate of the Company’s proved reserves and the present values of such reserves, all as of December 31, 2004.

Comment Responses

     The bold typeface, numbered paragraph and heading below was taken from the Comment Letter. Our amended response to such comment follows in plain text. Exhibit A hereto is provided as the supplemental table of audit differences referred to above.

Form 2004 10-K for the year ended December 31, 2004

Item 2 Properties, page 14

4.	You indicate that Netherland, Sewell and Associates audited your year-end 2004 major properties’ proved reserves. In future filings, explain how NSAI “audits” your reserves and include the degree of agreement, in aggregate, between your proved reserve figures and those estimated by NSAI. Disclose the portion of your total reserves included in the audit.

Confidential Treatment Requested
by Pioneer Natural Resources Company
1 of 3

H. Roger Schwall
Securities and Exchange Commission

June 29, 2005

Response: In future filings, the Company will disclose the process and data assumptions used by NSAI to perform its audits of the Company’s proved reserves. The Company will also disclose the portion of its total proved reserves and present value of such reserves (discounted at ten percent) included in the audit. A sample of such future disclosure is included below for your review.

NSAI essentially created its own reserve report to which a comparison was made of Pioneer’s corresponding proved reserves and present values discounted at ten percent. Because both reserves and value differences, in the aggregate, were less than ten percent, an unqualified audit letter was provided by NSAI. Differences are typically not fully resolved once, in the aggregate, the reserves estimates are within the ten percent threshold due to the limited cost benefit of continuing such analysis by both the Company and NSAI. Therefore, the Company respectfully submits that disclosing, in the aggregate, the difference between the Company’s estimates of proved reserves and NSAI’s estimates may not be completely accurate and may be misleading to the reader.

Sample Disclosure: Netherland, Sewell & Associates Inc. (“NSAI”) performed an independent evaluation on 88 percent and 84 percent of the Company’s December 31, 2004 proved reserves and associated present value discounted at ten percent, respectively, as part of their audit of our reserves. NSAI follows the general principles set forth in the standards pertaining to the estimating and auditing of oil and gas reserve information promulgated by the Society of Petroleum Engineers (“SPE”). A reserve audit as defined by the SPE is not the same as a financial audit. The SPE’s definition of a reserve audit includes the following concepts:

•	A reserve audit is an examination of reserve information that is conducted for the purpose of expressing an opinion as to whether such reserve information, in the aggregate, is reasonable and has been presented in conformity with the generally accepted petroleum engineering and evaluation principles.

•	The estimation of proved reserves is an imprecise science due to the many unknown geologic and reservoir factors that cannot be estimated through sampling techniques. Since reserves are only estimates, they cannot be audited for the purpose of verifying exactness. Instead, reserve information is audited for the purpose of reviewing in sufficient detail the policies, procedures and methods used by a company in estimating its reserves so that the reserve auditors may express an opinion as to whether, in the aggregate, the reserve information furnished by a company is reasonable and has been estimated and presented in conformity with generally accepted petroleum engineering and evaluation principles.

•	The methods and procedures used by a company, and the reserve information furnished by a company, must be reviewed in sufficient detail to permit the reserve auditor, in its professional judgment, to express an opinion as to the reasonableness of the reserve information. The auditing procedures require the reserve auditor to prepare its own estimates of reserve information for audited properties.

To further clarify, in conjunction with the audit of the Company’s proved reserves and associated present value discounted at ten percent, the Company provided to NSAI its external and internal engineering and geoscience technical data and analyses. Based on NSAI’s review of that data, they had the option of honoring the Company’s interpretation, or making their own interpretation. No data was withheld from them. NSAI accepted without independent verification the accuracy and completeness of the historical information and data furnished by the Company with respect to ownership interest; oil and gas production;

Confidential Treatment Requested
by Pioneer Natural Resources Company
2 of 3

H. Roger Schwall
Securities and Exchange Commission

June 29, 2005

well test data; oil, NGL and gas prices; operating and development costs; and any agreements relating to current and future operations of the properties and sales of production. However, if in the course of their evaluation something came to their attention which brought into question the validity or sufficiency of any such information or data, NSAI did not rely on such information or data until they had satisfactorily resolved their questions relating thereto or had independently verified such information or data.

In the course of their evaluation, NSAI prepared, for all of the audited properties, their own estimates of the Company’s proved reserves and present value of such reserves discounted at ten percent. NSAI’s estimates of those proved reserves and present value of such reserves discounted at ten percent did not differ from the Company’s estimates by more than ten percent in the aggregate. However, when compared on a field-by-field or area-by-area basis, some of the Company’s estimates were greater than those of NSAI and some were less than the estimates of NSAI. When such differences do not exceed ten percent in the aggregate and NSAI is satisfied that the proved reserve and present value of such reserves discounted at ten percent are reasonable and that their audit objectives have been met, NSAI will issue a completed unqualified audit opinion. Remaining differences are not resolved due to the limited cost benefit of continuing such analyses by the Company and NSAI. At the conclusion of the audit process, it is NSAI’s opinion, as set forth in its audit letter, that our estimates of our proved oil and natural gas reserves and associated future net revenues are, in the aggregate, reasonable and have been prepared in accordance with generally accepted petroleum engineering and evaluation principles.

          Please direct any questions in connection with the response set forth in this letter or Exhibit A to Richard P. Dealy at 972-969-4054 (direct fax 972-969-3572).

Very truly yours,
/s/ Richard P. Dealy
Richard P. Dealy
Executive Vice President and Chief Financial Officer

Cc:	Darin G. Holderness Kerry D. Scott

Attachment

Exhibit A Reserve Audit Differences Summary

Confidential Treatment Requested
by Pioneer Natural Resources Company
3 of 3